The Result of Ordinary General Meeting of Shareholders

Agenda 1: Approval of the 47th Fiscal Year Financial Statements

•	Total Assets (KRW): 85,252,173 million
•	Total Liabilities (KRW): 39,960,808 million
•	Paid-in Capital (KRW): 482,403 million
•	Total Shareholders’ Equity (KRW): 45,291,364 million
•	Sales (KRW): 65,098,445 million
•	Operating Profit (KRW): 3,213,530 million
•	Net Profit (KRW): 556,659 million
•	Net Profit per Share (KRW): 7,432
¡Û	Approval of Dividend Distribution
Details	2014

1 Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	6,000
- Interim Dividend (KRW)	2,000
2 Dividend Yield Ratio (%) (Annual Dividend per Share /Market
Price)	2.8

Agenda 2: Election of Directors

- 2-1: Election of Outside Directors

¡Û Number of Elected Outside Directors: 3 Directors
¡Û Elected Outside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Shin, Chae-Chul	August 28, 1947	(Present) Outside director, POSCO President, LG CNS President, IBM Korea	None	None	3 Years

Director Candidate Recommendation Committee

Kim, Joo-Hyun	October 11, 1952
(Present) Advisory, Hyundai
Research Institute
(Present) Chairman of
Sub-Committee of Economy,
Presidential Committee for
Unification Preparation
President & CEO, Hyundai Research
Institute
Head of Business Strategy
Division, Hyundai Research
Institute
			None	None	3 Years

Director Candidate Recommendation Committee

Bahk, Byong-Won	September 24, 1952	(Present) Chairman, Korea Employers Federation President, National Happiness Fund Chairman of The Korea Federation of Banks Chairman of Woori Finance Holdings Co., Ltd	None	None	3 Years

Director Candidate Recommendation Committee

• 2-2: Election of Audit Committee Members

¡Û Number of Audit Committee Members to be Elected: 1 Member
¡Û Elected Audit Committee Member

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Kim, Joo-Hyun	October 11, 1952
(Present) Advisory,
Hyundai Research
Institute
(Present) Chairman
of Sub-Committee of
Economy,
Presidential
Committee for
Unification
Preparation
President & CEO,
Hyundai Research
Institute
Head of Business
Strategy Division,
Hyundai Research
Institute
			None	None	3 Years

Director Candidate Recommendation Committee

• 2-3: Election of Inside Directors

¡Û Number of Elected Inside Director: 3 Directors
¡Û Elected Inside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Kim, Jin-Il	February 1, 1953	(Present) President and Representative Director, POSCO CEO, POSCO CHEMTECH Senior Executive Vice President and Inside Director, POSCO	None	None	2 Years

Board of Directors

Lee, Young-Hoon	August 19, 1959	(Present) Senior Executive Vice President and Inside Director, POSCO Senior Executive Vice President and Inside Director, POSCO E&C Executive Vice President, POSCO	None	None	2 Years

Board of Directors

Oh, In-Hwan	September 15, 1958	(Present) Executive Vice President, POSCO Executive Vice President, POSCO P&S Senior Vice President, POSCO	None	None	2 Years

Board of Directors

Agenda 3: Approval of Limits of Total Remuneration for Directors

¡Û The Limit of the Total Remuneration for Directors in the 48th fiscal year: KRW 7.0 billion
¡Û The Limit of the Total Remuneration for Directors in the 47th fiscal year: KRW 7.0 billion